SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Telesp Celular Participações S.A .and Subsidiaries

Interim Financial Statements for the Six- month Period Ended June 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of

Telesp Celular Participações S.A.

São Paulo - SP

1.         We have made a special review of the quarterly financial statements of Telesp Celular Participações S.A. and subsidiaries for the six-month period ended June 30, 2004, prepared under the responsibility of the Company's Management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of loss and the performance reports.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of March 31, 2004 and the statements of loss for the six-month period ended June 30, 2003, presented for comparative purposes and our review reports thereon, dated April 30, 2004 and July 18, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 22, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF JUNE 30,2004 AND MARCH 31, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	1.661	49.594	1.099.469	984.162
Trade accounts receivable, net	-	-	1.324.367	1.249.730
Receivables from subsidiaries and affiliates	-	-	-	-
Inventories	-	-	373.451	191.126
Deferred and recoverable taxes	56.306	7.007	874.201	569.848
Prepaid expenses	1.232	1.602	159.845	188.848
Derivatives	569.198	476.825	577.353	997.109
Other assets	46.207	46.087	184.928	95.679
	674.604	581.115	4.593.614	4.276.502

NONCURRENT ASSETS
Trade accounts receivable, net
Receivables from subsidiaries	-	476.486	-	-
Deferred and recoverable taxes	185.043	216.326	1.243.971	876.627
Derivatives	11.504	1.433	517.626	453.447
Prepaid expenses	1.563	1.690	35.298	31.266
Other assets	1.946	1.946	46.896	46.049
	200.056	697.881	1.843.791	1.407.389

PERMANENTE ASSSETS
Investments	7.248.799	6.979.108	1.695.536	2.255.064
Property, plant and equipment, net	731	825	5.204.561	5.099.627
Deferred charges, net	-	-	245.346	256.826
	7.249.530	6.979.933	7.145.443	7.611.517

TOTAL ASSETS	8.124.190	8.258.929	13.582.848	13.295.408

The acompanying notes are an integral part of these financial statements

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	574	742	60.032	46.453
Trade accounts payable	1.808	7.957	1.328.374	1.181.149
Taxes payable	7.360	641	255.564	234.329
Loans and financing	3.404.129	2.933.479	4.286.358	3.729.723
Interest on capital and dividends payable	4.551	4.570	104.562	107.297
Reserve for contingencies	56.192	54.568	114.540	139.234
Derivatives	46.762	112.475	314.192	340.355
Payables to subsidiaries and affiliates	-	-	-	-
Deferred revenues	-	-	49.403	66.187
Other liabilities	24.573	22.990	44.690	47.665
	3.545.949	3.137.422	6.557.715	5.892.392

LONG-TERM LIABILITIES
Loans and financing	1.266.751	1.708.993	2.068.963	2.485.721
Reserve for contingencies	-	-	196.130	154.865
Taxes payable	-	-	191.346	186.118
Payables to subsidiaries and affiliates	16.833	15.592	-	-
Accrued pension plan liability	-	-	3.212	3.200
Derivatives	3.919	38.885	6.780	45.552
Other liabilities	-	-	548	544
	1.287.503	1.763.470	2.466.979	2.876.000

MINORITY INTEREST	-	-	1.267.290	1.168.853

SHAREHOLDERS' EQUITY
Capital	4.373.661	4.373.661	4.373.661	4.373.661
Capital reserves	1.089.879	1.089.879	1.089.879	1.089.879
Accumulated deficit	(2.172.955)	(2.105.656)	(2.172.955)	(2.105.656)
	3.290.585	3.357.884	3.290.585	3.357.884

FUNDS FOR CAPITALIZATION	153	153	279	279

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8.124.190	8.258.929	13.582.848	13.295.408

STATEMENTS OF OPERATIONS

FOR THE PERIODS ENDED JUNE 30, 2004 AND JUNE 30, 2003

(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GROSS REVENUES
Telecommunication services	-	-	3.802.902	2.612.540
Sales of products	-	-	877.182	569.033
	-	-	4.680.084	3.181.573

Deductions	-	-	(1.122.186)	(742.235)

NET OPERATING REVENUE	-	-	3.557.898	2.439.338
Cost of services provided	-	-	(800.362)	(838.688)
Cost of products sold	-	-	(760.594)	(438.068)

GROSS PROFIT	-	-	1.996.942	1.162.582

OPERATING (EXPENSES) INCOME
Selling expenses	-	-	(812.259)	(517.981)
General and administrative expenses	(3.674)	(13.638)	(322.041)	(254.812)
Other operating expenses	(94.187)	(20.731)	(179.385)	(79.890)
Other operating income	728	1.895	65.538	92.566
Equity pick-up	332.294	(102.007)	-	-
	235.161	(134.481)	(1.248.147)	(760.117)

INCOME (LOSS) FROM OPERATIONS BEFORE
FINANCIAL EXPENSES, NET	235.161	(134.481)	748.795	402.465
Financial expenses	(566.008)	(755.846)	(828.979)	(1.578.416)
Financial income	224.884	496.663	328.418	946.310

INCOME (LOSS) FROM OPERATIONS	(105.963)	(393.664)	248.234	(229.641)
Nonoperating income (expenses), net	3.387	(45)	720	(4.731)

INCOME (LOSS) BEFORE TAXES AND EXTRAORDINARY CHARGE	(102.576)	(393.709)	248.954	(234.372)
Extraordinary charge	-	-	-	-

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(102.576)	(393.709)	248.954	(234.372)
Income and social contribution taxes	-	-	(181.809)	(96.774)
Minority interest	-	-	(169.721)	(62.563)

NET LOSS	(102.576)	(393.709)	(102.576)	(393.709)

LOSS PER THOUSAND SHARES - R$	(0,0875)	(0,8589)

The acompanying notes are an integral part of these financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2004 AND 2003

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.         OPERATIONS

Telesp Celular Participações S.A. ("TCP" or the "Company") is a publicly-traded company which, as of June 30, 2004, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly owned by Telefónica Móviles, S.A. (50.00% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

The Company owns 100% of Telesp Celular S.A. ("TC") and Global Telecom S.A. ("GT"), which provide, through authorizations valid until August 5, 2008 ("TC") and April 8, 2013 ("GT"), mobile telephone services in the States of São Paulo, Paraná and Santa Catarina, including related services.

Since April 25, 2003, the Company is also the controlling shareholder of Tele Centro Oeste Celular Participações S.A. ("TCO"), which provides mobile telephone services in the Distrito Federal through an authorization valid until July 24, 2006. Additionally, TCO is the controlling shareholder of the following operators:

	Interest held		Expiration
	By TCO -		date of
Operator	%	Authorization area	Authorization

Telegoiás Celular S.A.	100.00	Góias and Tocantins States	10/29/08
Telemat Celular S.A.	100.00	Mato Grosso State	03/30/09
Telems Celular S.A.	100.00	Mato Grosso do Sul State	09/28/09
Teleron Celular S.A.	100.00	Rondônia State	07/21/09
Teleacre Celular S.A.	100.00	Acre, Amazonas and Roraima States	07/15/09
Norte Brasil Telecom S.A. (NBT)	100.00	Amapá, Pará and Maranhão States	11/29/13

Authorizations granted to the subsidiaries may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code ("CSP") on national ("VC2" and "VC3") and international long distance calls, in accordance with the Personal Mobile Service ("SMP") rules. The operators no longer receive "VC2" and "VC3" revenues; instead, they receive interconnection fees for the use of their networks on these calls.

TCO also owns TCO IP S.A. ("TCO IP"), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency ("ANATEL"), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2.         PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include:

•          As of June 30 and March 31, 2004, balances and transactions of the subsidiaries "TC", "GT" and "TCO" and its subsidiaries, and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas.

•          As of June 30, 2003, balances and transactions of the subsidiary "TC", "GT" and "TCO" and subsidiaries and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. At June 30, 2003 the Company consolidated the result of TCO and its subsidiaries for the months of May and June 2003.

In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements as of June 30, 2003 and March 31, 2004 have been reclassified, where applicable, for comparability purposes.

3.         PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements are expressed in thousands of Brazilian reais ("R$") and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements presented at last year-end and should be analyzed together with those financial statements.

4.         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Cash and banks	1,661	754	55,232	10,377
Temporary cash investments	-	48,840	1,044,237	973,785

Total

	1,661	49,594	1,099,469	984,162

Temporary cash investments refer principally to fixed-income investments which are indexed to interbank deposit (CDI) rates.

5.         TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	06/30/04	03/31/04

Unbilled amounts	168,070	168,217
Billed amounts	662,875	502,994
Interconnection	362,783	443,604
Products sold	284,253	276,510
Allowance for doubtful accounts	(153,614)	(141,595)
Total	1,324,367	1,249,730

Changes in the allowance for doubtful accounts were as follows:

	Consolidated
	06/30/04	06/30/03

Beginning balance	135,841	120,135
Additions in the first quarter	33,645	6,906
Write-offs for the first quarter	(27,891)	(19,977)
Balance as of March 31,	141,595	107,064
Additions in the second quarter	33,106	29,719
Write-offs for second quarter	(21,087)	(25,233)
Initial consolidation of TCO.	-	29,597

Balance as of June 30	153,614	141,147

6.         INVENTORIES

	Consolidated
	06/30/04	03/31/04

Digital handsets	392,238	208,250
Other	20,334	18,345
Allowance for obsolescence	(39,121)	(35,469)
Total	373,451	191,126

7.         DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Prepaid income and social contribution taxes	186,275	212,112	281,554	285,199
Withholding income tax	53,594	4,353	156,829	84,534
Recoverable ICMS (State VAT)	-	-	182,762	131,415
Recoverable PIS and COFINS (taxes on revenue) and other	1,061	6,449	25,421	12,394
Recoverable taxes	240,930	222,914	646,566	513,542
ICMS on deferred sales	-	-	14.049	16,916
Deferred income and social contribution taxes	419	419	1,457,557	916,017
Total	241,349	223,333	2,118,172	1,446,475

Current	56,306	7,007	874,201	569,848
Noncurrent	185,043	216,326	1,243,971	876,627

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Merged tax credit (corporate restructuring)	-	-	587,996	615,134
Merged tax credit - TCO	-	-	513,514	16,457
Tax loss carryforwards	419	419	153,851	139,601
Interest on capital	-	-	35,972	-
Allowance/Reserve for:
Inventory obsolescence	-	-	8,806	8,452
Contingencies	-	-	66,430	62,582
Doubtful accounts	-	-	47,960	36,249
Deferred sales	-	-	(8,534)	-
Derivative transactions	-	-	7,319	6,123
Profit sharing program	-	-	3,341	1,727
Other	-	-	40,902	29,692
Total deferred taxes	419	419	1,457,557	916,017

Current	-	-	488,577	324,080
Noncurrent	419	419	968,980	591,937

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)        Tax loss carryforwards, principally of the subsidiary TC, will be offset up to a limit of 30% per year of taxable income for the next years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully compensated in two years.

b)       The merged tax credit - consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 29) and is realized proportionally to the amortization of the goodwill in "TC" and in "TCO" and its subsidiaries, which will occur in 10 and 5 years, respectively a ten-year period. Outside consultants' studies used in the corporate restructuring process originally supported the tax credit recovery in these periods.

c)        Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Board of Directors, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Realization of the tax credits is estimated as follows:

	06/30/04
Period	Company	Consolidated

1 year	-	488,577
2 years	-	241,127
3 years	-	218,084
4 years	-	210,765
5 and 6 years	419	299,004
Total	419	1,457,557

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.         PREPAID EXPENSES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

FISTEL fees	-	-	144,769	157,805
Financial charges	2,790	3,292	4,367	4,665
Commercial incentives	-	-	12,426	15,379
Advertising materials to be distributed	-	-	24,920	34,618
Rentals	-	-	-	5,511
Other	5	-	8,661	2,136
Total	2,795	3,292	195,143	220,114

Current	1,232	1,602	159,845	188,848
Noncurrent	1,563	1,690	35,298	31,266

9.         OTHER ASSETS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Prepaid subsidies for products	-	-	48,983	40,035
Advance for purchase of shares	-	-	14,387	13,823
Credits with suppliers	-	-	18,776	20,963
Escrow deposits	-	-	29,656	28,921
Advances to employees	-	-	31,625	9,730
Related party credit	45,998	45,875	66,695	20,589
Other	2,155	2,158	21,702	7,667
Total	48,153	48,033	231,824	141,728

Current	46,207	46,087	184,928	95,679
Noncurrent	1,946	1,946	46,896	46,049

10.     INVESTMENTS

a)        Investments in subsidiaries

	Common	Preferred
	stock	stock	Total
Subsidiary	interest (%)	interest (%)	interest (%)

Telesp Celular S.A.	100	-	100
Global Telecom S.A.	100	100	100
Tele Centro Oeste Celular Participações S.A.	90.23	-	29.30

The interest in TCO is calculated considering capital less treasury shares.

b)       Number of shares held

	Thousands of Shares
Subsidiary	Common	Preferred	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	111,583,150	2,400	111,585,550

c)        Information on subsidiaries

			Net income	Net income
			(loss) for the	(loss) for the
	Shareholders'	Shareholders'	six-month	six-month
	equity at	equity at	period ended	period ended
Subsidiary	06/30/04	03/31/04	06/30/04	06/30/03

Telesp Celular S.A.	3,449,675	3,601,806	384,123	215,483
Global Telecom S.A.	1,363,074	935,486	(121,818)	(333,043)
TCO	2,303,000	1,624,475	236,499	76,924 (a)

(a) Includes the consolidated results of TCO and its subsidiaries for the two-month period June 30, 2003.

d)       Components and changes

The Company's investments are comprised of equity interests in the capital of the direct subsidiaries, as well as goodwill, advances for future capital increase, reserve for investment losses and other investments, as shown below:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Investments in subsidiaries	5,138,191	4,820,040	-	-
Goodwill paid on investment acquisitions, net	2,043,083	2,602,221	2,144,857	2,704,385
Advance for future capital increase	517,037	6,359	-	-
Reserve for investment losses (a)	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	103	294	294
Investment balance	7,248,799	6,979,108	1,695,536	2,255,064

(a) Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness as of December 31, 2002 and 2001.

Changes in investment balances as of June 30, 2004 and March 31, 2004 are as follows:

	Company
	06/30/04	03/31/04

Investments, net of reserve for loss	6,979,108	6,861,772
Equity pick-up	171,695	160,599
Interest on capital and dividends received	(351,770)	-
Goodwill paid on investment acquisitions	13	7,912
Amortization of goodwill on investment acquisitions	(48,091)	(43,767)
Advance for future capital increase	496,207	(19,077)
Investments in subsidiaries	10	8,773
Gain on change in ownership percentage	1,281	2,896
Expired dividends and interest on capital (subsidiary)	728	-
Loss in special goodwill reserve participation	(382)	-
Ending balance of investments	7,248,799	6,979,108

The goodwill paid on the acquisition of GT, in the amount of R$1,077,020, will be amortized over ten years based on future profitability, to commence when profitable operations commence, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

On May 31, 2004, the tax benefit related to goodwill paid in TCO's acquisition was transferred to TCO and its subsidiaries. Accordingly, the total amount of R$511,061 was transferred to advances for future capital increase account, since the new shares will be issued in favor of TCP when this tax credit is realized by TCO and its subsidiaries. The total remaining goodwill in the total amount of R$992,059 was based on expectation of future profitability and will be amortized in 5 years.

On March 30, 2004, TCP increased its investment in TCO using part of the advance for future capital increase. The participation of minority shareholders' in this capital increase resulted in a reimbursement of R$1,132 for TCP.

11.     PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	Annual	06/30/04			03/31/04
	depreciation		Accumulated	Net book	Net book
	rate - %	Cost	Depreciation	value	value

Transmission equipment	4 to 20	4,045,917	(2,490,184)	1,555,733	1,619,069
Switching equipment	10 to 16.67	1,476,775	(740,638)	736,137	761,168
Infrastructure	2.86 to 20	1,233,728	(485,839)	747,889	768,104
Land	-	48,303	-	48,303	48,299
Software use rights	20	1,035,518	(561,723)	473,795	514,201
Buildings	2.86 to 4	166,588	(32,391)	134,197	134,011
Terminals	50 to 66.67	255,028	(173,344)	81,684	69,356
Concession license	6.67	976,477	(401,307)	575,170	591,531
Other assets	4 to 20	356,686	(195,380)	161,306	159,789
Assets and construction in progress	-	690,347	-	690,347	434,099
Total		10,285,367	(5,080,806)	5,204,561	5,099,627

In the semester ended June 30, 2004, financial expenses incurred on loans to finance construction in progress, in the amount of R$3,545 (R$430 on June 30. 2003), were capitalized.

12.     DEFERRED CHARGES

	Consolidated
	Annual
	amortization
	rate - %	06/30/04	03/31/04

Preoperating expenses:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Goodwill	(a)	12,435	12,164
		449,951	449,680

Accumulated amortization:
Preoperating		(168,036)	(158,985)
Goodwill - Ceterp Celular S.A.		(30,195)	(28,088)
Goodwill		(6,374)	(5,781)
		(204,605)	(192,854)
Total		245,346	256,826

(a) According to contractual terms.

13.     TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Suppliers	1,686	7,888	982,613	816,230
Technical assistance (a)	-	-	50,930	135,264
Interconnection	-	-	111,993	61,537
Amounts to be transferred - SMP (b)	-	-	162,126	144,653
Other	122	69	20,712	23,465
Total	1,808	7,957	1,328,374	1,181,149

(a) See Note 30.

(b) Refers to long-distance services to be passed on to the operators due to the migration to the Personal Mobile Service (SMP) system (Note 1).

14.     TAXES PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

State VAT (ICMS)	-	-	325,324	302,456
Income and social contribution taxes	-	-	51,638	53,926
Taxes on revenue (PIS and COFINS)	6,067	-	43,467	36,858
FISTEL fees	-	-	9,324	10,451
FUST and FUNTTEL	-	-	3,527	3,537
Other taxes	1,293	641	13,630	13,219
Total	7,360	641	446,910	420,447

Current	7,360	641	255,564	234,329
Long-term	-	-	191,346	186,118

Of the long-term portion, R$173,281 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the Paraná State Government for deferral of ICMS payments. This agreement defers the ICMS payment until the 49th month after the original due-date, among other benefits.

15.     LOANS AND FINANCING

a)        Composition of debt

			Company		Consolidated
Description	Currency	Annual charges	06/30/04	03/31/04	06/30/04	03/31/04

Financial institutions:
Finimp with debt assumption	US$	4.78% to 14.06%	-	-	-	30,280
Compror	US$	0.3% to 4.9%	77,688	-	250,891	6,301
BNDES	R$	TJLP + 3.5% to 4% (a)	-	-	534,533	585,632
BNDES	UMBND	3.5% to 3.6%	-	-	73,572	74,446
Resolutions No. 63 and No. 2770	US$	0.5% to 11.55%	1,495,232	1,602,007	1,575,504	1,678,112
Resolution No. 63		¥1.3% to 1.4%	383,169	373,802	383,169	373,802
Export Development Corporation - EDC	US$	3.90% to 5.0% + Libor	-	-	109,263	128,261
Floating rate notes	US$	6.75%	466,125	436,290	466,125	436,290
Debentures	R$	104.6% of CDI	500,000	500,000	500,000	500,000

Suppliers:
NEC do Brasil	US$	7.30%	-	-	12,630	15,762

Affiliated companies:
Commercial paper	US$	5% + Libor	-	-	372,900	349,032
Resolution No. 4131	US$	13.25%	-	-	279,675	261,774
Floating rate notes		€7.0% + Euribor	1,579,003	1,490,655	1,579,003	1,490,655

Investment acquisition - TCO	R$	2 to 4.5% p.a. + 108% to 110% of CDI	56,821	136,956	56,821	136,956
Teleproduzir Program (b)	R$	0.2%	-	-	14,092	11,933
Other	R$	Column 20 FGV	-	-	1,793	1,750

Accrued interest			112,842	102,762	145,350	134,458
Total			4,670,880	4,642,472	6,355,321	6,215,444

Current			3,404,129	2,933,479	4,286,358	3,729,723
Long-term			1,266,751	1,708,993	2,068,963	2,485,721

(a) In case the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

(b) In January 2004, the long-term portion related to the benefit under the "Teleproduzir Program", arising from an agreement made with the Goiás State Government for deferral of ICMS payments, was reclassified from Taxes Payable to Loans and Financing. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, estimated for October 2004.

b)       Repayment schedule

The long-term portion of loans and financing matures as follows:

	06/30/04
	Company	Consolidated

2005	531,045	752,780
2006	-	197,026
2007	235,706	606,836
2008	500,000	505,273
2009 to 2012	-	7,048
Total	1,266,751	2,068,963

c)        Restrictive covenants

GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at June 30, 2004 was R$234,909. As of that date, various loan covenants were not complied with by the subsidiary GT. No adjustment related to this matter was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained through December 31, 2004.

TCO has loans from BNDES and Export Development Corporation (EDC), the balances of which at June 30, 2004 were R$164,270 and R$109,263 respectively. As of that date, TCO was in compliance with the various loan covenants.

d)       Hedges

As of June 30, 2004, the Company and its subsidiaries have exchange contracts in the notional amounts of US$1,068,418 mil, ¥13,401,269 mil and €427,476 mil, to cover against exchange rate fluctuations on foreign currency obligations. At June 30, 2004, the Company and its subsidiaries recognized accumulated net temporary gains of R$774,007 (R$1,064,649 at March 31, 2004) on these hedges, represented by a balance of R$1,094,979 (R$1,450,556 at March 31, 2004) in assets, of which R$577,353 (R$997,109 at March 31, 2004) in current and R$517,626 (R$453,447 at March 31, 2004) in noncurrent, and a balance of R$314,192 (R$340,355 at March 31, 2004) in current liabilities and of R$6,780 (R$45,552 at March 31, 2004) in long-term liabilities.

e)        Guarantees

TC's loans and financing in local currency, amounting to R$214,161 and are guaranteed by accounts receivable.

GT's loans and financing in local currency, amounting to R$214,161, are guaranteed by accounts receivable, of which up to 140% of the monthly installment may be kept, with TC's guarantee.

TCO's guarantees comprise the following:

Banks	Guarantees

BNDES - TCO operators	In the event of default, 15% of receivables and CDB's equivalent to the amount of the next installment payable are pledged.

BNDES NBT	In the event of default, 100% of receivables and CDB's equivalent to the amount of the next installment payable during the first year and two installments payable in the remaining period are pledged.

16.     OTHER LIABILITIES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Accrual for customer loyalty program (a)	-	-	9,857	9,342
Other liabilities with related parties	24,573	22,990	31,651	29,255
Other	-	-	3,730	9,612
Total	24,573	22,990	45,238	48,209

Current	24,573	22,990	44,690	47,665
Long-term	-	-	548	544

a) GT and TCO have customer loyalty programs whereby the customer makes calls and earns points redeemable for prizes (handsets, call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Tax	56,192	54,568	156,743	152,309
TELEBRÁS - TCO	-	-	104,334	98,936
Labor and civil	-	-	49,593	42,854
Total	56,192	54,568	310,670	294,099

Current	56,192	54,568	114,540	139,234
Long-term	-	-	196,130	154,865

a) Tax

Probable loss

During the second quarter of 2004, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "probable". The changes in reserve for contingencies correspond to the monthly increases in the same cases since the end of the last fiscal year.

Possible loss

During the second quarter of 2004, no new material tax lawsuit has occurred, for which the likelihood of an adverse outcome would be considered "possible".

From January 1, 2004 to the date of these financial statements, there was no significant change with respect to claims previously reported.

b) TELEBRÁS - TCO

During this quarter, the changes in this reserve correspond to monetary restatement of this liability.

c) Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible but not probable, the amount involved is R$25,548 for civil claims and R$27,330 for labor claims.

18.     LEASES

TC and TCO have lease agreements. Expenses recorded in the first semester of 2004 were R$16,066 (R$15,478 in the first semester of 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at June 30, 2004, is R$2,201 (R$9,214 as of March 31, 2004). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005.

19.     SHAREHOLDERS' EQUITY

a) Capital

As of June 30, 2004 and March 31, 2004, capital is represented by shares without par value, as follows:

Thousands
Of shares

Common shares	409,383,864
Preferred shares	762,400,488
Total	1,171,784,352

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders' equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

Since the Shareholders' Meeting of March 27, 2004, the preferred shares have voting rights due to the fact that TCP did not pay minimum dividends for three consecutive fiscal years, (Art. 111, paragraph 1o. of corporate law).

c) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20.     NET OPERATING REVENUE

	Consolidated
	06/30/04	06/30/03 (a)

Monthly subscription charges	137,777	116,477
Use of network	1,847,370	1,323,706
Roaming charges	-	32,345
Additional call charges	55,519	33,152
Interconnection	1,534,592	1,032,280
Additional services	184,577	66,597
Other services	43,067	7,983

Gross service revenue	3,802,902	2,612,540
Sale of products	877,182	569,033

Gross revenue	4,680,084	3,181,573
Deductions from gross revenue	(1,122,186)	(742,235)

Net operating revenue from services and sales	3,557,898	2,439,338

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	06/30/04	06/30/03 (a)

Personnel	(29,078)	(19,503)
Outside services	(88,212)	(83,737)
Connections	(61,814)	(48,922)
Rent, insurance and condominium fees	(49,632)	(43,887)
Interconnection	(111,318)	(157,617)
Taxes and contributions	(91,166)	(79,738)
Depreciation and amortization	(361,289)	(399,890)
Cost of products sold	(760,594)	(438,068)
Other	(7,853)	(5,394)
Total	(1,560,956)	(1,276,756)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

22.     SELLING EXPENSES

	Consolidated
	06/30/04	06/30/03 (a)

Personnel	(86,413)	(59,047)
Supplies	(13,885)	(6,167)
Outside services	(538,855)	(293,357)
Rent, insurance and condominium fees	(17,623)	(13,226)
Taxes and contributions	(686)	(358)
Depreciation and amortization	(60,340)	(56,452)
Allowance for doubtful accounts	(66,751)	(36,625)
Other	(27,706)	(52,749)
Total	(812,259)	(517,981)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

23.     GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03 (a)

Personnel	(1,986)	(3,317)	(65,284)	(47,704)
Supplies	(10)	(14)	(2,777)	(2,071)
Outside services	(1,240)	(9,756)	(101,877)	(108,343)
Advisory and consulting services	-	-	(62,049)	(32,645)
Rent, insurance and condominium fees	(69)	(43)	(17,919)	(14,743)
Taxes and contributions	(310)	(366)	(8,631)	(2,603)
Depreciation and amortization	(47)	(19)	(60,122)	(44,639)
Other	(12)	(123)	(3,382)	(2,064)
Total	(3,674)	(13,638)	(322,041)	(254,812)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

24.     OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03 (a)

Income:
Fines	-	-	34,186	12,623
Recovered expenses	-	1,421	7,389	2,268
Reversal of reserves for contingencies	-	-	2,801	74,892
Other	728	474	21,162	2,783
Total	728	1,895	65,538	92,566

Expenses:
Reserve for contingencies	(2,002)	-	(18,512)	(12,473)
Goodwill amortization	(91,857)	(20,709)	(96,850)	(25,183)
Taxes other than on income	(327)	-	(35,420)	(19,810)
Amortization of preoperating expenses	-	-	(16,426)	(15,832)
Other	(1)	(22)	(12,177)	(6,592)
Total	(94,187)	(20,731)	(179,385)	(79,890)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

25.     FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03 (a)

Income:
Income from financial Transactions	57,462	79,285	136,144	112,219
Exchange variations on assets	135,724	422,769	171,342	837,190
PIS/COFINS (financial income)	(44,007)	(5,391)	(68,686)	(3,099)
Derivatives operations, net	75,705	-	89,618	-
Total	224,884	496,663	328,418	946,310

Expenses:
Charges on financial Transactions	(203,132)	(249,632)	(337,011)	(425,718)
Monetary/exchange variations on liabilities	(369,583)	(195,409)	(501,182)	(280,165)
PIS/COFINS (financial income)	6,707	4,061	9,214	9,114
Derivatives operations, net	-	(314,866)	-	(881,647)
Total	(566,008)	(755,846)	(828,979)	(1,578,416)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

26.     TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	06/30/04	06/30/03 (a)

Income tax	(114,182)	(55,627)
Social contribution tax	(41,602)	(20,035)
Deferred income tax	(19,136)	(16,701)
Deferred social contribution tax	(6,889)	(4,411)
Total	(181,809)	(96,774)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03 (a)

Loss before taxes	(102,576)	(393,709)	248,954	(234,372)

Income and social contribution tax credits at combined statutory rate	34,875	133,861	(84,644)	79,686
Effect of income and social contribution taxes on:
Permanent additions:
Nondeductible expenses	(1)	-	(4,922)	(1,169)
Expired interest on capital	-	-	-	(793)
Equity pick-up	(41,418)	(49,937)	-	-
Permanent exclusions:
Equity pick-up	154,398	15,255	-	-
Other
Unrecognized income and social contribution tax benefits - GT, TCP and TCO IP	(114,755)	(30,069)	(58,006)	(33,745)
Unrecognized income and social contribution taxes on temporary differences	(1,738)	(5,772)	(4,908)	(160,630)
Offset of tax loss carryforwards of unrecognized tax credits	-	-	-	16,440
Interest on capital reclassified	-	(63,338)	-	-
Goodwill amortization	(31,231)	-	(31,231)	-
Other	(130)	-	1,902	3,437
Income and social contribution tax charges	-	-	(181,809)	(96,774)

(a) Includes the consolidated results of TCO and its subsidiaries for two-month period ended June 30, 2003.

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO, which is the wholly owns Telegoiás Celular S.A., Telemat Celular S.A., Telems Celular S.A., Teleron Celular S.A., Teleacre Celular S.A. and Norte Brasil Telecom S.A. All these operators provide mobile telephone services in accordance with the terms of concessions granted by the Federal Government and are also engaged in the purchase and sale of handsets through their own sales networks as well as distribution channels, thus fostering their essential activities.

The major market risks to which TCP, TC, GT and TCO are exposed include:

•         Credit risk - arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•         Interest rate risk - resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

•         Currency risk: - related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC, GT and TCO have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Of TC's customers, 81.9% use prepaid services that require pre-loading, thus not representing a credit risk. GT has 87.2% of its customers base on a prepaid mode. TCO and subsidiaries have 80.7% of its customers base on a prepaid mode.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC's ERP system for consistent transactions.

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions and short-term borrowings in Brazilian reais. As of June 30, 2004, these operations amounted to R$3,747,776.

The Company entered into swap operations to convert the floating interest risk related to CDI into fixed interest rates in the total notional amount of R$1,510 million.

The Company is also exposed to fluctuations in the TJLP (local index) on financing from BNDES. As of June 30, 2004, these operations amounted to R$534,533. The Company has not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of June 30, 2004, these operations amounted to US$155,161,000 and €416,050,000.

Currency risk

TC, GT and TCO utilize derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company's net exposure to currency risk as of June 30, 2004 is shown in the table below:

	In thousands
	US$	¥	€

Loans and financing	998,811	13,401,269	416,050
Hedge instruments	(1,068,418)	(13,401,269)	(427,476)
Trade accounts payable and corporate management fee	-	-	13,420
Net exposure	(69,607)	-	1,994

During the first semester of 2004, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments against exchange variations (such as the BNDES basket of currencies, leasing, long-term hedging inefficiency, and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

			Unrealized
	Book value	Market value	gains (losses)

Loans and financing	(6,355,321)	(6,515,528)	(160,207)
Derivative instruments	774,007	662,850	(111,157)
Total	(5,581,314)	(5,852,678)	(271,364)

c) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension plans and health care plan for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel , as follows:

a) PBS A - Is a multi-employer defined benefit plan provided to retired participants which were in such position on January 31, 2000.

b) PBS Telesp Celular and TCO - Defined benefit plan sponsored individually by the companies.

c) PAMA - Multi-employer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan.

d) TCP Prev and TCO Prev - This defined contribution plan was established by SISTEL in August 2000. The Company's contributions to the TCP Prev and TCO Prev are equivalent to those made by the participants, varying from 1% to 8% of the contribution salary, according to the percentage selected by the participant.

During the first semester of 2004, TCP and its subsidiaries TC and TCO contributed the amounts of R$2 and R$2 to the PBS - Telesp Celular and PBS-TCO plans, respectively, and the amounts of R$3,817 and R$3,551 to the TCP Prev and TCO Prev plans, respectively.

In the first semester of 2004, "TCP" and its subsidiaries "TC" and "TCO" proportionally recognized the estimated actuarial cost for 2004, charging R$25 to administrative expense.

29.     CORPORATE RESTRUCTURING

On January 14, 2000, the 1st corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The accounting records maintained for corporate and tax purposes include the Companies' specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit. As of June 30, 2004 and March 31, 2004, balances are as follows:

	Balances on	Telesp
	date of	Celular	Consolidated
	merger	spin-off	06/30/04	03/31/04

Balance sheet:
Merged goodwill	3,192,738	3,166,132	1,729,400	1,809,218
Merged reserve	(2,127,694)	(2,088,849)	(1,141,404)	(1,194,084)
Net effect corresponding to merged tax credit	1,065,044	1,077,283	587,996	615,134

			06/30/04	06/30/03
Statement of operations:
Goodwill amortization			(159,637)	(159,637)
Reversal of reserve			105,360	106,957
Tax credit			54,277	52,680
Effect on net loss			-	-

On May 13, 2004, the Board of Director of TCP and TCO approved a corporate restructuring to transfer the goodwill paid on the acquisition of TCO and its subsidiaries by TCP, in the amount of R$1,503,121.

A reserve for maintenance of integrity of shareholders' equity, in the amount of R$992,060, was recorded before the goodwill was merged in TCO. Thus, the merged net asset was R$511,061 representing the tax benefit resulting from the tax deduction of the amortization of the goodwill merged into TCO and its subsidiaries.

The merged net asset will be amortize in the estimated period of 5 years and is being reported as a capital reserve, which will be transferred to capital when the related tax benefit is realized. All of TCO's shareholders have preemptive rights to subscribe the additional shares in which case the proceeds from such subscription will be paid to TCP

On June 30, 2004 was approved the transfer of a portion of the net merged goodwill to TCO's subsidiaries, based on appraisal reports prepared by independent specialist, as follows:

Subsidiary	Goodwill	Reserve for Maintenance of Integrity of Shareholders' equity	Net asset

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Total spin-off	842,789	556,241	286,548

TCO remaining balance	660,332	435,819	224,513

Total	1,503,121	992,060	511,061

At the transfer of this portion of the net goodwill was also approved the incorporation of minority shareholders into TCO, which will receive Company's, shares in exchange for their interest in the subsidiaries. The exchange ratios were established by appraisal reports prepared by independent specialists.

This acquisition of minority interest resulted in a capital increase of TCO in the amount of R$28,554.

The detailed Company's accounting records for corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, and respective amortization, reversals and tax credits. The detailed balances as of June 30, 2004, are as follow:

	Consolidated
	06/30/04	03/31/04

Balance sheet:
Merged goodwill	1,510,337	48,403
Merged reserve	(996,823)	(31,946)
Merged tax credit	513,514	16,457

	06/30/04	06/30/03

Statement of loss:
Goodwill amortization	(57,321)	(32,269)
Reversal of the reserve	37,832	21,298
Tax credit	19,489	10,971
Effect on net loss	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the minimum mandatory dividend. For a better presentation the financial position of the Companies in the financial statements, the net amount which, in essence, represents the tax credit from the partial spin-off, was classified in the balance sheet as deferred taxes (Note 7).

30.     RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company's network.

b) Corporate management advisory - Represents payables in connection with corporate management advisory services provided by PT SGPS, calculated on net services revenues restated based on currency fluctuations.

c) Loans and financing - Represents intercompany loans with companies of the Portugal Telecom group, as mentioned in Note 15.

d) Corporate services - Passed on to subsidiaries at the cost effectively incurred for these services.

e) Call center services - Provided by Dedic, to users of TC and GT telecommunication services, contracted for a period of 12 months, renewable for the same period.

f) System development and maintenance services - Provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	06/30/04	03/30/04	06/30/04	03/30/04

Assets:
Trade accounts receivable	-	-	177,130	171,018
Other Assets	45,998	45,875	66,695	20,589
Receivables from subsidiaries and affiliates	-	476,486	-	-

Liabilities:
Trade accounts payable	-	-	340,362	335,885
Loans and financing	1,594,013	1,503,456	2,269,235	2,130,041
Other Liabilities	24,573	22,990	31,651	29,255
Payables to subsidiaries and affiliates	-	15,592	-	-

	06/30/04	06/30/03	06/30/04	06/30/03

Statement of operations:
Revenue from telecommunication services	-	-	880,715	631,465
Cost of services provided	-	-	(101,953)	(114,376)
Selling expenses	-	-	(65,336)	(45,239)
General and administrative expenses	(2,149)	-	(76,941)	(41,579)
Financial income (expenses), net	(96,409)	221,039	(205,179)	269,532

31.     INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of June 30, 2004 the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	932,250
General civil liability	5,822
Vehicle fleet	400

32.     AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company began trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

•          Type of shares: preferred.

•          Each ADR represents 2,500 preferred shares.

•          Shares are traded as ADRs, under the code "TCP", on the New York Stock Exchange.

•          Foreign depositary bank: The Bank of New York.

•          Custodian bank in Brazil: Banco Itaú S.A.

33.     SUBSEQUENT EVENTS

On January 23, 2004, the Board of Directors of TCP approved the implementation of TCP's debenture program, in the amount of R$2 billion, maturating in 2 years. The purpose of this program is rescheduling the current debt.

On July 8, 2004, the Board of Directors of TCP approved the repricing of the First Debenture Program. The new effective date will be 36 months with interest of 104.4% of CDI, beginning at 08/01/2004. In this period the remuneration conditions remain the same

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.